Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE

(In thousands, except per share amounts)

	Twelve months ended
	December 31,
	2006	2005	2004

BASIC:
Net income	$11,236	$13,404	$9,320

Weighted average number of common shares outstanding	5,518	5,273	5,027

Net income per common share	$2.04	$2.54	$1.85

ASSUMING DILUTION:
Net income	$11,236	$13,404	$9,320

Weighted average number of common shares outstanding	5,518	5,273	5,027

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	73	184	228

Weighted average number of common and common equivalent shares	5,591	5,457	5,255

Net income per common share, assuming dilution	$2.01	$2.46	$1.77